NEWS RELEASE
TSX - NOC
November 26, 2007	NR:07-17

Northern Peru Reports Final Mineral Resource Estimate for Galeno

for Feasibility Study

Vancouver, British Columbia – Northern Peru Copper Corp. is pleased to announce that it has received the final, independent mineral resource estimate for its 100% owned Galeno copper/gold/silver/molybdenum deposit to be used in the feasibility study currently underway for completion in mid 2008.  Tonnages and contained copper, gold, silver and molybdenum have all increased over the previous resource estimate.

The final mineral resource estimate is based upon a total of 67,215 meters in 338 holes and includes the results from the infill drill program comprising 22,105 meters in 197 holes.  The primary purpose of the in-fill program was to upgrade the Indicated Mineral Resources that will be mined in the first four years of the mine’s life to Measured Mineral Resources and to convert Inferred Mineral Resources within the pit design to Indicated Mineral Resources.

The highlights of the final resource estimate are as follows:

•

139 million tonnes grading 0.92% copper equivalent (“CuEq”) at a 0.4% CuEq cut-off upgraded from Indicated to Measured Mineral Resources.

•

A 5% increase in tonnage in the Measured & Indicated Mineral Resource categories with a 3% increase in total contained copper to 8.5 billion pounds of copper at a 0.4% CuEq cut-off.

•

A 27% increase in tonnage in the Inferred Mineral Resource category with a 32% increase in total contained copper to 988 million pounds of copper at a 0.4% CuEq cut-off.

The final NI 43-101 compliant mineral resource estimate is as follows:

Measured Mineral Resources

CuEq(1) Cut-Off	Size	Grade					Contained Metal
	Tonnes (Million)	CuEq(1) (%)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	Cu (B lb)	Au (M oz)	Ag (M oz)	Mo (M lb)
0.2	140	0.92	0.73	0.15	2.8	0.017	2.25	0.69	12.77	52.05
0.4	139	0.92	0.73	0.15	2.8	0.017	2.25	0.69	12.73	51.98
0.6	131	0.95	0.75	0.15	2.9	0.017	2.17	0.65	11.98	50.21

Indicated Mineral Resources

CuEq(1) Cut-Off	Size	Grade					Contained Metal
	Tonnes (Million)	CuEq(1) (%)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	Cu (B lb)	Au (M oz)	Ag (M oz)	Mo (M lb)
0.2	1,148	0.46	0.35	0.09	2.4	0.011	8.75	3.17	87.10	271.34
0.4	664	0.57	0.43	0.10	2.5	0.013	6.26	2.22	52.91	192.03
0.6	215	0.73	0.55	0.13	2.7	0.016	2.63	0.92	18.96	78.25

Measured & Indicated Mineral Resources

CuEq(1) Cut-Off	Size	Grade					Contained Metal
	Tonnes (Million)	CuEq(1) (%)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	Cu (B lb)	Au (M oz)	Ag (M oz)	Mo (M lb)
0.2	1,288	0.51	0.39	0.09	2.4	0.011	11.00	3.86	100.19	323.40
0.4	803	0.63	0.48	0.11	2.6	0.014	8.50	2.90	65.84	244.00
0.6	346	0.81	0.63	0.14	2.8	0.017	4.80	1.57	30.91	128.43

Inferred Mineral Resources

CuEq(1) Cut-Off	Size	Grade					Contained Metal
	Tonnes (Million)	CuEq(1) (%)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	Cu (B lb)	Au (M oz)	Ag (M oz)	Mo (M lb)
0.2	995	0.31	0.24	0.05	1.9	0.006	5.23	1.74	61.39	135.67
0.4	124	0.47	0.36	0.08	2.4	0.010	0.99	0.30	9.65	28.47
0.6	5	0.65	0.49	0.13	3.0	0.014	0.05	0.02	0.49	1.61

Mineral resources do not have demonstrated economic viability.  The “base case” cut-off limit is 0.4%CuEq.

(1)

Copper equivalent calculated using US$1.00/lb Cu, US$400/oz Au and US$6.00/lb Mo and is not adjusted for metallurgical recoveries as these remain uncertain. The formula used is as follows: CuEQ = Cu% + (Au g/t x 12.86 / 22.05) + Mo% x 132.28 / 22.05).

Robert Sim, P.Geo., from Norwest Corporation and a Qualified Person as defined by NI 43-101, is responsible for the mineral resource estimate.  Mr. Marshall Koval, P.Geo., the Qualified Person as defined by NI 43-101 for the Galeno project, has reviewed and approved the content of this press release.

The Galeno project is located in the Yanacocha mining district of northern Peru, approximately 16 kilometers east of the mining operations at Yanacocha, the largest gold mine in South America.  In January 2007, an independent prefeasibility study was completed on Galeno that showed that the project is economically viable.  Using a long term copper price of US$1.35 per pound copper and an 8% discount rate, the study showed that the project will generate an after tax net present value of US$560 million and an internal rate of return of 18.2%.  Over the twenty year mine life, the project will produce approximately 144,000 tonnes per year of copper in concentrate, averaging over 200,000 tonnes per year in the first five years of the mine’s life.  The Company is undertaking the feasibility study on the project which is currently expected to be completed in mid 2008.  At the same time, the Company is continuing its aggressive three drill rig exploration program at the adjacent Hilorico gold / polymetallic zone.

The Company also remains very active in its strategic review process with its financial advisors, Genuity Capital Markets.

NORTHERN PERU COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “Marshall Koval”	dstrang@northernperu.com
tel: + 604 687 0407
Marshall Koval, CEO & President	fax: + 604 687 7041

CAUTION REGARDING FORWARD LOOKING STATEMENTS: This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts that address future production or resource potential, exploration drilling, exploitation activities and events or developments that Northern Peru expects to occur, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include fluctuations in commodity prices, exploration successes, and continued availability of capital and financing, the ability to complete the Galeno feasibility study or achieve a positive outcome and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This News Release uses the terms “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into reserves. Further, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to whether they can ever be mined legally or economically. It cannot be assumed that all or any part of the “Inferred Mineral Resources” will ever be upgraded to a more reliable category. Therefore, United States investors are also cautioned not to assume that all or any part of the Inferred Resources exist, or that they can ever be mined legally or economically.  Accordingly, information concerning descriptions of mineralization and resources contained in this News Release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. Investors are urged to consider closely the disclosure in our Form File No. 40F, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@northernperu.com      www.northernperu.com     T: 604 687 0407    F: 604 687 7041